UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)   *

Quantum Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
747906204
(Cusip Number)
June 21, 2011
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 18 Pages
Exhibit Index Found on Page 16

13G
CUSIP No.747906204

1	NAMES OF REPORTING PERSONS Amici Associates, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing hold an aggregate of 11,965,000 Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,037,700
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,037,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G
CUSIP No.747906204

1	NAMES OF REPORTING PERSONS Amici Qualified Associates, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing hold an aggregate of 11,965,000 Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,537,900
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,537,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,537,900
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G
CUSIP No.747906204

1	NAMES OF REPORTING PERSONS The Collectors' Fund, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing hold an aggregate of 11,965,000 Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,336,700
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,336,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G
CUSIP No.747906204

1	NAMES OF REPORTING PERSONS Lightpath Capital, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing hold an aggregate of 11,965,000 Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 115,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 115,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G
CUSIP No.747906204

1	NAMES OF REPORTING PERSONS Amici Fund International, Ltd.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing hold an aggregate of 11,965,000 Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,587,700
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,587,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,587,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

13G
CUSIP No.747906204

1	NAMES OF REPORTING PERSONS CF Advisors, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing hold an aggregate of 11,965,000 Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,027,300
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,027,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,027,300
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

13G
CUSIP No.747906204

1	NAMES OF REPORTING PERSONS Porter Orlin LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing hold an aggregate of 11,965,000 Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,965,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,965,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,965,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) IA, OO

13G
CUSIP No.747906204

1	NAMES OF REPORTING PERSONS A. Alex Porter
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing hold an aggregate of 11,965,000 Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,965,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,965,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,965,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

13G
CUSIP No.747906204

1	NAMES OF REPORTING PERSONS Paul E. Orlin
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing hold an aggregate of 11,965,000 Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,965,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,965,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,965,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

    Item 1. Issuer

(a)           Name of Issuer:

Quantum Corporation (the “Company”)

(b)           Address of Issuer’s Principal Executive Offices:

1650 Technology Drive, Suite 800, San Jose, California 95110.

    Item 2.  Identity and Background

Title of Class of Securities and CUSIP Number (Items 2(d) and (e))

This statement relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of the Company.  The CUSIP number of the Shares is 747906204.

Name of Persons Filing, Address of Principal Business Office and Citizenship (Items 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Porter Orlin Funds

(i)	Amici Associates, L.P., a New York limited partnership (“Amici Associates”), with respect to the Shares held by it;

(ii)	Amici Qualified Associates, L.P., a Delaware limited partnership (“Amici Qualified”), with respect to the Shares held by it;

(iii)	The Collectors’ Fund, L.P., a New York limited partnership (“Collectors”), with respect to the Shares held by it;

(iv)	Lightpath Capital, L.P., a Delaware limited partnership (“Lightpath”), with respect to the Shares held by it; and

(v)	Amici Fund International, Ltd., a British Virgin Islands business company ("Amici International"), with respect to the Shares held by it.

                Amici Associates, Amici Qualified, Collectors and Lightpath are together referred to herein as the “Partnerships.” Amici International and the Partnerships are together referred to herein as the “Porter Orlin Funds.”

The General Partner

(vi)	CF Advisors, LLC, a Delaware limited liability company (the “General Partner”), which is the general partner of each of the Partnerships, with respect to the Shares held by each of the Partnerships.

The Investment Manager

(vii)
Porter Orlin LLC, a Delaware limited liability company (the “Investment Manager”), with respect to the Shares held by each of the Porter Orlin Funds and by an account (the “Managed Account”) managed by the Investment Manager.

The Individual Reporting Persons

(viii)
The following persons, each of whom is a managing member of both the General Partner and the Investment Manager, with respect to the Shares held by the Porter Orlin Funds and the Managed Account:  A. Alex Porter (“Porter”) and Paul E. Orlin (“Orlin”).

          Porter and Orlin are together referred to herein as the “Individual Reporting Persons.”

           The citizenship of each of the Porter Orlin Funds, the General Partner and the Investment Manager is set forth above.  Each of the Individual Reporting Persons is a citizen of the United States.  The address of the principal business office of (i) the Partnerships, the General Partner, the Investment Manager and the Individual Reporting Persons is c/o Porter Orlin LLC, 666 Fifth Avenue, Suite 3403, New York, New York 10103 and (ii) Amici International is Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is an Entity Specified in (a) - (k):

Not applicable.

 Item 4.  Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for the Porter Orlin Funds are owned directly by the Porter Orlin Funds and those reported by the Investment Manager on behalf of the Managed Account are owned directly by the Managed Account.  The Investment Manager, as investment adviser to the Porter Orlin Funds and the Managed Account, may be deemed to be a beneficial owner of all such Shares owned by the Porter Orlin Funds and the Managed Account.  The General Partner, as general partner of the Partnerships, may be deemed to be a beneficial owner of all such Shares owned by the Partnerships.  The Individual Reporting Persons, as managing members of both the General Partner and the Investment Manager with the power to exercise investment discretion, may each be deemed to be a beneficial owner of all such Shares owned by the Porter Orlin Funds and the Managed Account.  Each of the General Partner, the Investment Manager and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

  Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

 Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

 Not applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

  Item 9.  Notice of Dissolution of Group

Not applicable.

  Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2011

AMICI ASSOCIATES, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	AMICI QUALIFIED ASSOCIATES, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member
THE COLLECTORS’ FUND, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	LIGHTPATH CAPITAL, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member
AMICI FUND INTERNATIONAL, LTD. By: PORTER ORLIN LLC, its Investment Mananager By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	CF ADVISORS, LLC By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member

PORTER ORLIN LLC By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	/s/ A. Alex Porter A. Alex Porter, Individually /s/ Paul E. Orlin Paul E. Orlin, Individually

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

EXHIBIT 1
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  June 30, 2011

AMICI ASSOCIATES, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	AMICI QUALIFIED ASSOCIATES, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member
THE COLLECTORS’ FUND, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	LIGHTPATH CAPITAL, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member

AMICI FUND INTERNATIONAL, LTD. By: PORTER ORLIN LLC, its Investment Mananager By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin	CF ADVISORS, LLC By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member
PORTER ORLIN LLC By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	/s/ A. Alex Porter A. Alex Porter, Individually /s/ Paul E. Orlin Paul E. Orlin, Individually